Ciel Creative Space

Profit and Loss
January - March, 2024

	TOTAL
Income	
100 Studio	
101 Studio Rental	
101.1 Ciel 1 Rental	49,203.40
101.11 C1 Add-Ons	23,761.96
101.13 C1 Late Fees	250.00
Total 101.1 Ciel 1 Rental	**73,215.36**
101.2 Ciel 2 Rental	40,025.00
101.21 C2 Add-Ons	48,213.00
101.22 C2 Discounts	-125.00
Total 101.2 Ciel 2 Rental	**88,113.00**
101.3 Bridge Rental	51,423.58
101.31 Bridge Add-Ons	130.00
Total 101.3 Bridge Rental	**51,553.58**
Total 101 Studio Rental	**212,881.94**
102 Studio Creationship	55,458.75
Total 100 Studio	**268,340.69**
200 Atelier	1,341.95
201 Desk Membership	11,953.00
202 Office Creationship	72,913.30
205 Boutique	0.00
Total 200 Atelier	**86,208.25**
204 Event Income	88,499.75
300 Parking income	1,400.00
400 Product Sales	1,231.92
430 Merchandise Sales	1,332.00
Total 400 Product Sales	**2,563.92**
450 Other Service Income	3,235.50
Total Income	**$450,248.11**
Cost of Goods Sold	
800 COGS - Supplies & Materials	7,225.70
Total Cost of Goods Sold	**$7,225.70**
GROSS PROFIT	**$443,022.41**
Expenses	
1000 Studio Expenses	
1200 Equipment Expense	4,000.00
1210 Equipment Rental	29,866.17
1212 Vendor Discount	-5,856.90
Total 1210 Equipment Rental	**24,009.27**
Total 1200 Equipment Expense	**28,009.27**

	TOTAL
1300 Expendables	58.00
1500 Repair & Maintenance	19,870.25
1510 R&M Painting	647.50
1511 R&M Paint & Supplies	5,747.95
Total 1510 R&M Painting	**6,395.45**
1520 R&M Furnishings	-660.71
1540 R&M Cleaners & Supplies	469.55
Studio Zero	175.00
Total 1500 Repair & Maintenance	**26,249.54**
1600 Security	1,962.44
Total 1000 Studio Expenses	**56,279.25**
2000 Operations Expenses	
2100 Banking	
2110 Bank Charges & Fees	1,114.99
2120 Interest Paid	26,461.66
2130 Merchant Fees	1,550.96
Total 2100 Banking	**29,127.61**
2200 Dues & subscriptions	261.89
2210 QuickBooks Payments Fees	1,556.56
Total 2200 Dues & subscriptions	**1,818.45**
2300 Employees	
2310 Employee Benefits	14,837.32
2320 Payroll Expenses	2,184.53
2321 Payroll Taxes	13,691.66
2323 Wages/Salaries	161,340.41
Total 2320 Payroll Expenses	**177,216.60**
Total 2300 Employees	**192,053.92**
2400 Insurance	10,206.60
2500 Legal & Professional Services	15,790.50
2600 Meals & Entertainment	2,948.54
2700 Office Supplies & Software	3,361.05
2800 Rent & Lease	180,255.00
2810 Utilities	24,899.00
Total 2800 Rent & Lease	**205,154.00**
2900 Taxes & Licenses	9,400.94
Total 2000 Operations Expenses	**469,861.61**
3000 PROMOTIONAL	
3100 Marketing	382.68
3110 Website	5,075.00
3120 Swag	2,031.07
Total 3100 Marketing	**7,488.75**

Ciel Creative Space

Profit and Loss
January - March, 2024

	TOTAL
3500 Misc	500.00
3600 Meals & Entertainment	283.63
3700 Travel	872.49
3800 Business Development	200.00
Total 3000 PROMOTIONAL	**9,344.87**
4000 Atelier / Community	972.46
4400 Repair & Maintenance	
4410 R&M Groceries & Supplies	5,475.22
4420 R&M Cleaners	5,570.00
4440 R&M Plant Care	8,075.00
Total 4400 Repair & Maintenance	**19,120.22**
Total 4000 Atelier / Community	**20,092.68**
5000 Construction	
5400 Shipping, Freight & Delivery	66.04
Ciel Media Buildout Expenses - Reimbursable	45,041.48
Total 5000 Construction	**45,107.52**
6000 Other Business Expenses	
6200 Ask Cecilia	252.00
6300 Other Miscellaneous Expense	92.10
Total 6000 Other Business Expenses	**344.10**
Event Expenses	3,510.00
Event Equipment Rentals	3,840.00
Total Event Expenses	**7,350.00**
Total Expenses	**$608,380.03**
NET OPERATING INCOME	$ -165,357.62
Other Income	
Other Income	795.25
Total Other Income	**$795.25**
NET OTHER INCOME	$795.25
NET INCOME	$ -164,562.37

Ciel Creative Space

Balance Sheet

As of March 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PLAT BUS CHECKING (2011)-1	157,375.78
Total Bank Accounts	**$157,375.78**
Accounts Receivable	
Accounts Receivable (A/R)	10,759.24
Total Accounts Receivable	**$10,759.24**
Other Current Assets	
A/R Adjust	0.00
Inventory Asset	0.00
Misc Receivables	560.25
Petty Cash	2,119.61
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$2,679.86**
Total Current Assets	**$170,814.88**
Fixed Assets	
Accumulated Depreciation	-412,694.00
Equipment	108,989.00
Fixtures	2,261.00
Furniture/Furnishings	104,090.00
Leasehold Improvements	2,851,388.57
Total Fixed Assets	**$2,654,034.57**
Other Assets	
Construction in Progress	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$2,824,849.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	88,377.02
Total Accounts Payable	**$88,377.02**
Credit Cards	
American Express	50,171.77
Chase *8531 (old Indigo card)	14,149.66
Chase Ink CC *5060	24,013.24
Chase United CC *8246	17,536.63
Total Credit Cards	**$105,871.30**

Ciel Creative Space

Balance Sheet

As of March 31, 2024

	TOTAL
Other Current Liabilities	
401k Payable	547.11
A/P Adjust	0.00
Chase Line of Credit (4002)	46,151.76
Employee Health Insurance Payable	-14,837.32
Loan from Indigo	5,097.95
Payroll Tax Payable (COVID)	0.00
Sales Tax Payable	-472.94
Security Deposits Held	77,558.34
Triple Seat Deposits Clearing	-113,529.71
Upfront Deposits Received	0.00
Total Other Current Liabilities	**$515.19**
Total Current Liabilities	**$194,763.51**
Long-Term Liabilities	
EIDL loan from SBA	182,892.00
Lendistry Line of Credit (#3000005)	320,714.34
Lendistry Loan Payable (#2223911)	4,850.66
Loan from Dejuan Lewis	50,000.00
Loan from PayPal	0.00
Loan from Vartana	66,035.14
Mulligan Senior Loan Payable	0.00
SBA Accel Loan	336,203.17
Total Long-Term Liabilities	**$960,695.31**
Total Liabilities	**$1,155,458.82**
Equity	
Alexis Laurent	
Laurent Capital	2,721,222.57
Laurent Contributions	0.00
Laurent Draws	-45,000.00
Total Alexis Laurent	**2,676,222.57**
Cecilia Apelin	
Apelin Capital	-604,016.00
Apelin Contributions	15,000.00
Apelin Draws	11,058.66
Total Cecilia Apelin	**-577,957.34**
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-281,392.26
Net Income	-147,482.34
Total Equity	**$1,669,390.63**
TOTAL LIABILITIES AND EQUITY	**$2,824,849.45**

Ciel Creative Space

Statement of Cash Flows
January - March, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-147,482.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	40,627.95
Accounts Payable (A/P)	-27,058.74
American Express	-1,646.92
Chase *8531 (old Indigo card)	-450.42
Chase Ink CC *5060	3,194.12
Chase United CC *8246	17,536.63
401k Payable	602.89
Chase Line of Credit (4002)	-1,662.70
Employee Health Insurance Payable	-10,181.89
Sales Tax Payable	-59.51
Security Deposits Held	5,500.00
Triple Seat Deposits Clearing	-66,908.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-40,507.23**
Net cash provided by operating activities	**$ -187,989.57**
INVESTING ACTIVITIES	
Leasehold Improvements	-1,413,799.57
Net cash provided by investing activities	**$ -1,413,799.57**
FINANCING ACTIVITIES	
EIDL loan from SBA	-3,072.00
Lendistry Loan Payable (#2223911)	-8,268.68
Loan from Vartana	-4,377.06
SBA Accel Loan	-4,813.83
Alexis Laurent:Laurent Capital	1,413,799.57
Alexis Laurent:Laurent Draws	-5,000.00
Cecilia Apelin:Apelin Contributions	15,000.00
Cecilia Apelin:Apelin Draws	-4,040.94
Net cash provided by financing activities	**$1,399,227.06**
NET CASH INCREASE FOR PERIOD	**$ -202,562.08**
Cash at beginning of period	359,937.86
CASH AT END OF PERIOD	**$157,375.78**